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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

August 24, 2010

Re:	Warner Chilcott plc
Annual Report on Form 10-K for the Year Ended December 31, 2009
File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated August 12, 2010. As discussed with Tabatha Akins yesterday, the Company hereby requests an extension up to September 9, 2010 for it to respond to the Staff’s comments.

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments, please do not hesitate to contact me at (212) 450-4111.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

Cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan